

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 17, 2010

VIA INTERNATIONAL MAIL AND FAX 011-972-3-9399832
Mr. Doron Turgeman
Chief Financial Officer
B Communications Ltd.
2 Dov Friedman Street
Ramat Gan 52503, Israel

> **RE: B Communications Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 30, 2010**
> **File No. 1-33773**

Dear Mr. Turgeman:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    /s/ Larry Spirgel
                    Assistant Director